DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

General Assessment Form

December 31, 2023

(With Agreed-Upon Procedures Report of Independent Registered Public
Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
DWS Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of DWS Distributors, Inc. (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (which included copies of the wire transfers sent to SIPC), noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayments applied to the current assessment with the Forms SIPC-7 on which they were originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).



We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 22, 2024

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)
General Assessment Form
Year ended December 31, 2023

Total revenue:	$	126,111,789
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts		(18,979,495)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(7,510,210)
Other revenue not related either directly or indirectly to the securities business		(106,926,223)
SIPC net operating revenues	$	(7,304,139)
General assessment @0.0015		—
less payment made with SIPC-6		—
Less overpayment applied		56,184
Assessment balance due or (overpayment)	$	(56,184)